UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Director/PDMR Shareholding, dated 18 February 2019

18th February 2019

Micro Focus International plc ("Micro Focus" or the "Company")

2019 Annual LTIP Awards

Micro Focus International plc (the "Company", LSE: MCRO.L, NYSE: MFGP) announces that the annual award of LTIPs was made today under the Micro Focus International Incentive plc Plan 2005 in accordance with the approved Directors' Remuneration Policy, which included awards to Executive Directors (Kevin Loosemore and Stephen Murdoch) as set out below.

Notification of transaction by PDMR

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	1. KEVIN LOOSEMORE 2. STEPHEN MURDOCH (PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES)
2	Reason for the notification
a)	Position/status	DIRECTORS
b)	Initial notification /Amendment	INITIAL NOTIFICATION
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MICRO FOCUS INTERNATIONAL PLC
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES OF 10 PENCE EACH GB00BD8YM01
b)	Nature of the transaction	AWARD OF SHARE OPTIONS UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. Nil pence per ordinary share	89,285 ordinary shares
		2. Nil pence per ordinary share	101,190 ordinary shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	18th February 2019
f)	Place of the transaction	London Stock Exchange XLON

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 18 February 2019

Micro Focus International plc

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer